SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1) 1

Endwave Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 10 7

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G

CUSIP No.	29264A 10 7	Page 2 of 5 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

TRW Inc. I.R.S. No. 34-0575430

(2)	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

Ohio

NUMBER OF	(5) Sole Voting Power	13,893,248
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY
EACH	(7) Sole Dispositive Power	13,893,248
REPORTING
PERSON	(8) Shared Dispositive Power	0
WITH

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,893,248

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 38.8%

(12)	Type of Reporting Person CO

Page 3 of 5 Pages

Item 1(a)	Name of Issuer:
Endwave Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
990 Almanor Avenue Sunnyvale, California 94085

Item 2(a)	Name of Person Filing:
TRW Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
1900 Richmond Road Cleveland, Ohio 44124

Item 2(c)	Citizenship:
Ohio

Item 2(d)	Title of Class of Securities:
Endwave Corporation Common Stock, $0.001 par value.

Item 2(e)	CUSIP Number:
29264A 10 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned:

13,893,248

(b)	Percent of class:

38.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	13,893,248

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	13,893,248

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002	TRW INC.

/s/ W. B. Lawrence W. B. Lawrence Executive Vice President, General Counsel and Secretary